FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: February 15, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

February 15, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

WHEATON REPORTS 325% INCREASE IN PRODUCTION AND 66% REDUCTION IN CASH COSTS FOR 2003

Vancouver, BC - Wheaton River Minerals Ltd. (“Wheaton”) (AMEX: WHT; TSX: WRM) is pleased to report a 325% increase in production to 450,000 gold equivalent ounces in 2003 compared to 106,000 gold equivalent ounces in 2002. In 2003, cash costs decreased by 66% to US$62 per gold equivalent ounce, compared to US$182 per ounce in 2002. Reserves increased by over 600% to 5.3 million gold equivalent ounces and resources more than doubled.

Ian Telfer, Chairman & Chief Executive Officer of the Company said: “2003 was a pivotal year of growth for Wheaton with production more than tripling in a period of rising gold prices. Present mine development activities in Brazil and Mexico will allow Wheaton to double production again by 2006. All operations have delivered and all have proven profitable. We believe our resources in Australia, Brazil and Mexico are only just beginning to be understood. We look forward to the year ahead and continue to believe we are in an environment in which gold, silver and copper prices will continue to rise. This will result in continued success for Wheaton and its shareholders.”

2003 Operating Results

The Company reported 2003 operating results as follows:

	2003 Production Au Equiv. (oz)	Total Cash Costs ($/oz)
Luismin	187,100	$186
Peak	97,200	$242
Alumbrera	165,700	($182)
Total	450,000	$62

Luismin Operations

Continued investment into Luismin’s San Dimas operations in Mexico has resulted in the lowest operating costs in the history of this prolific mining district.  Increased exploration and development spending has produced some of the highest grades since the original San Luis vein was discovered over 100 years ago. Consolidation of processing operations into the Tayoltita mill was completed in 2003 and the San Antonio mill has ceased operating as planned. A 25% process capacity expansion at Tayoltita will be completed over the next two years.

At San Martin, 2003 saw the commencement of development into the Cuerpo 30 orebody, and the first delivery of ore from the neighboring San Pedrito project.  Cuerpo 30 is a fault offset of the main San Martin orebody, and production grades to date have been higher than expected.  Drilling continues testing the strike and dip extent of the orebody.  A 20% increase in plant capacity is scheduled for 2004-2005.

Peak Operations

The Peak Gold Mine in New South Wales was acquired by Wheaton in March 2003, and aggressive exploration resulted in seven drills exploring for and defining orebodies along the Great Cobar Shear, host of all the historic production in the district.  The campaign was extremely successful, with the high grade Perseverance orebody being extended substantially to depth, and significant mineralization being encountered in the Peak Deeps area.  The upper reaches of Perseverance began production in 2003, and mining methods were improved in the New Occidental orebody.

Alumbrera Operations

Bajo del la Alumbrera continues to achieve results better than the plan.  Wheaton is excited about the reserve and mine plan review scheduled to be completed by July 2004, as current reserves and mine planning are based on US$301 gold and US$0.82 copper.  With mineralization known to extend to depth below the current pit design, the potential to extend the life of Alumbrera is high in light of current gold and copper prices.

Amapari Project

Construction has commenced at the Amapari Gold project in Brazil, with site clearing, access road construction, and foundation preparation underway for the process facilities. Condemnation and final delineation drilling is underway, and further exploration is planned for the second half of 2004.  Amapari is scheduled to start producing gold late in 2005.

Los Filos Project

At the recently acquired Los Filos Gold development project in Mexico, metallurgical, geotechnical, and condemnation drilling is underway. Independent Mine Consultants of Tuscon, Arizona has been selected as lead consultant for the preparation of a final feasibility study during 2004, with support from Golder Associates of Denver, Colorado and McLelland Labs of Reno, Nevada. Los Filos is scheduled to commence production in early 2006.

Production Outlook

In 2004, Wheaton expects to produce approximately 540,000 gold equivalent ounces at a cash cost of less than US$50 per ounce, based on current metal prices. By 2006, Wheaton plans to bring the Los Filos and Amapari projects into operation increasing overall production to 900,000 gold equivalent ounces at cash costs of less than US$100 per ounce.

2003 Reserves and Resources

Through both acquisitions and investments, Wheaton has significantly increased proven and probable reserves at year-end 2003 to 5.3 million gold equivalent ounces, a six-fold increase over 2002.  Measured and indicated resources increased to 2.6 million ounces of gold equivalent, and total resources increased by 230%.  Reserves and resources are summarized as follows:

RESERVES(1,5) as of December 31, 2003		PROVEN & PROBABLE
GOLD		million tonnes	g Au/t	million ounces
LUISMIN (100%)	Mexico	4.87	4.44	0.70
PEAK GOLD (100%)	Australia	2.35	6.48	0.49
ALUMBRERA (37.5%)(2)	Argentina	124.13	0.56	2.25
AMAPARI (100%)(7)	Brazil	14.78	2.93	1.39
Totals				4.83

SILVER		million tonnes	g Ag/t	million ounces
LUISMIN (100%)	Mexico	3.27	311	32.75
Totals				32.75

GOLD EQUIVALENT(6)				million ounces
Totals				5.31

COPPER		million tonnes	% Cu	thousand tonnes Cu
PEAK GOLD (100%)	Australia	2.35	0.53%	12.54
ALUMBRERA (37.5%)	Argentina	124.13	0.50%	618.04
Totals				630.58

RESOURCES(1,3,4,5)		MEASURED & INDICATED			INFERRED
as of December 31, 2003
GOLD		million tonnes	g Au/t	million ounces	million tonnes	g Au/t
LUISMIN (100%)	Mexico	2.26	4.87	0.35	17.7	3.1
LOS FILOS (100%)	Mexico	38.40	1.44	1.78	11.0	1.4
EL LIMON (21.2%)(2)	Mexico	-	-	-	4.2	3.1
PEAK GOLD (100%)	Australia	1.04	3.73	0.13	3.2	8.4
AMAPARI (100%)(7)	Brazil	6.56	1.43	0.30	7.5	4.1
Totals				2.56	43.6	3.2

SILVER		million tonnes	g Ag/t	million ounces	million tonnes	g Ag/t
LUISMIN (100%)	Mexico	-	-	-	15.1	290
Totals					15.1	290

GOLD EQUIVALENT(6)				million ounces
Totals				2.56

COPPER		million tonnes	% Cu	thousand tonnes Cu	million tonnes	% Cu
PEAK GOLD (100%)	Australia	1.04	0.96%	10.04	3.2	1.2%
Totals				10.04	3.2	1.2%

Notes:

1.

All Mineable Reserves and Mineral Resources have been calculated as of December 31, 2003 in accordance with the standards of Canadian Institute of Mining, Metallurgy and Petroleum National Instrument 43-101, or the AusIMM JORC equivalent.

2.

Data shown is Wheaton River’s share of reserves and resources

3.

All resources are exclusive of reserves.

4.

Mineral Resources do not have demonstrated economic viability.

5.

Qualified persons for the reserve and resource estimates as defined by the CIM National Instrument 43-101 or the AUSIMM JORC equivalent are summarized as follows;

a.

Luismin – San Dimas reserves and resources

Randy V.J. Smallwood, P.Eng., Wheaton River

b.

Luismin – San Martin reserves and resources

Randy V.J. Smallwood, P.Eng., Wheaton River

c.

Luismin – Los Filos

resources

Gary Giroux, P. Eng., Micon International

d.

Luismin – Nukay reserves and resources

David R. Budinski, P. Geo., Orcan Mineral Consultants

e.

Media Luna – El Limon resources

James N. Grey, P.Geo., Teck Cominco

f.

Media Luna – Los Guajes resources

Al N. Samis, P.Geo., Teck Cominco

g.

Alumbrera – reserves

C.R. (Randy) Van Order, P.Eng., Minera Alumbrera Ltd.

h.

Peak – Resources

Dave Keough, Peak Gold Mines

i.

Peak – Reserves

Robert Cooper, Peak Gold Mines

j.

Amapari – Resources

Ken Grace, P.Eng., Micon International

k.

Amapari – Oxide Reserves

Harry Burgess, P.Eng., Micon International

l.

Amapari – Sulfide Reserves

D.W. Hooley, B.Sc.(Eng.), Micon International

6.

Gold equivalent ounces are calculated using commodity prices of US$350 per ounce of gold, US$5.50 per ounce of silver, and appropriate process recovery rates for each operation.  Gold equivalent ounces are exclusive of copper reserves and resources.

7.

The Amapari acquisition closed on January 9, 2004.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This news release report uses the terms “Measured”, “Indicated” and “Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Investor Relations at (604) 696-3011 or email ir@wheatonriver.com.